Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Favrille, Inc. for the registration of up to an aggregate of 13,000,000 shares of its common stock, inclusive of securities convertible into or exchangeable for shares of common stock and/or debt securities and warrants to purchase common stock up to a total dollar amount of $25,000,000 and to the incorporation by reference therein of our reports dated February 26, 2008, with respect to the financial statements of Favrille, Inc., and the effectiveness of internal control over financial reporting of Favrille, Inc., included in its Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

March 7, 2008